Wolters Kluwer

RECEIVED

2007 APR 25 A 10: 12

File No. 82-2683

April 25, 2007| CET 15:00

Wolters Kluwer Health Appoints Mark Spiers as President & CEO of its Healthcare Analytics Business

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

07022916

PROCESSED

APR 30 2007

THOMSON FINANCIAL

Conshohocken, PA (April 25, 2007) - Wolters Kluwer Health, a division of Wolters Kluwer, announced today it has appointed Mark Spiers President & CEO of its Healthcare Analytics business unit based in Phoenix, AZ and Yardley, PA. Wolters Kluwer Health is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy, and the pharmaceutical industry.

Spiers brings over 25 years of pharmaceutical experience to the Healthcare Analytics business, having established an unparalleled record in leadership at MedPointe Pharmaceuticals, Pharmacia and Bristol-Myers Squibb Company (BMS).

"Mark brings tremendous experience and credibility to our organization, having established an impeccable track record of success in the pharmaceutical industry," said Jeff McCaulley, President & CEO of Wolters Kluwer Health. "As we continue to evolve our business from that of data offerings to more robust service and solutions offerings, Mark's executive insights and deep pharmaceutical industry knowledge are a perfect fit."

Spiers is a former member of The National Association of Chain Drug Stores Advisory Board and the Foundation of Managed Care Pharmacy. He is also a former member of the Board of the National Pharmaceutical Council and the Australian Pharmaceutical Manufacturers Association. Mark is a graduate of Austin College, Sherman, TX.

The Healthcare Analytics business is known for its Source® brand, a leading force in pharmaceutical market data and advanced analytics that empower pharmaceutical, biotech, and life sciences manufacturers with actionable insight to optimize sales and marketing activity.

"I am excited at the opportunity to lead the Healthcare Analytics organization," said Mark Spiers. "The Source brand family has tremendous recognition in the pharmaceutical industry. I look forward to the challenge of helping to transform the business from a drug data provider to a pharmaceutical services organization that offers the most complete view of pharmaceutical market activity driven by providers, payers and patients. The tools and services we develop help our customers to be successful in this dynamic marketplace."

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About Wolters Kluwer Health

Wolters Kluwer Health (Conshohocken, PA), a division of Wolters Kluwer, is a leading provider of information for professionals and students in medicine, nursing, allied health, pharmacy and the pharmaceutical industry. Major brands include traditional publishers of medical and drug reference tools and textbooks, such as Lippincott Williams & Wilkins and Facts & Comparisons; electronic information providers, such as Ovid Technologies, Medi-Span and ProVation Medical; and pharmaceutical information providers Adis International and Source®. For more information, visit www.wkhealth.com.

Contact:
Robert Dekker
Director of Communications
Wolters Kluwer Health
+1 610 234 4533
robert.dekker@wolterskluwer.com

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in

the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has 2006 annual revenues of €3.7 billion, employs approximately 19,900 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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